UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 000-54516

Emera Incorporated

(Exact name of registrant as specified in its charter)

1223 Lower Water Street

Halifax NS B3J 3S8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: February 13, 2017	By:	/s/ Stephen Aftanas
Name: Stephen D. Aftanas
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Emera Incorporated Management’s Discussion and Analysis for the fourth quarter of 2017 relative to the same quarter in 2016, and for the year ended December 31, 2017 relative to the year ended December 31, 2016.

99.2	Emera Incorporated audited consolidated financial statements as at and for the years ended December 31, 2016 and December 31, 2017

99.3	Form 52-109F1 Certification of Annual Filings by the Chief Executive Officer

99.4	Form 52-109F1 Certification of Annual Filings by the Chief Financial Officer

99.5	Emera Incorporated Earnings Coverage Ratio for the Twelve Months Ended December 31, 2017

99.6	Emera Incorporated Media Release dated February 9, 2018